Exhibit 4.66

                          FARR COMPANY AND SUBSIDIARIES

Bank of America

AMENDMENT NO. 2 TO BUSINESS LOAN AGREEMENT

     This Amendment No. 2 (the "Amendment") dated as of June 2, 1997, is between Bank of America National Trust and Savings Association (the "Bank") and Farr Company (the "Borrower").

RECITALS

A. The Bank and the Borrower entered into a certain Business Loan Agreement dated as of February 15, 1996, as previously amended (the "Agreement").

B.   The Bank and the Borrower desire to further amend the Agreement.

AGREEMENT

1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Agreement.

2.   Amendments. The Agreement is hereby amended as follows:

2.1 In Paragraph 1.2 of the Agreement, the date "June 1, 1999" is substituted for the date "June 1, 1998."

2.2 Paragraph 8.3 of the Agreement is amended to read in its entirety as follows:

"8.3 Quick Ratio. To maintain on a consolidated basis a ratio of quick assets to the sum of current liabilities plus the principal outstanding of the line of credit under this Agreement of at least 0.70:1.0, to be measured quarterly.

"Quick assets" means cash, short-term cash investments, net trade receivables, marketable securities not classified as long term investments."

     3. Effect of Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

This Amendment is executed as of the date stated at the beginning of this Amendment.


Bank of America
National Trust and Savings Association           Farr Company



By: William R. Cave, Vice President              By: Kenneth W. Gerstner